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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-14841
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MarkWest Hydrocarbon, Inc.
Full Name of Registrant

Former Name if Applicable

155 Inverness Drive West, Suite 200
Address of Principal Executive Office (Street and Number)

Englewood, Co. 80112-5000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MarkWest Energy Partners, L.P. (the “Partnership”), a consolidated subsidiary of MarkWest Hydrocarbon, Inc. (the “registrant”), was unable to complete and timely file its 2004 Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 until June 24, 2005.  Because the Partnership’s financial statements are consolidated into those of the registrant, the registrant has been adversely impacted on its ability to consolidate such financial statements and to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

In addition, the registrant announced on April 15, 2005, that it had determined that previously issued financial statements for the years 2002 and 2003 and the first three quarters of 2003 and 2004 should be restated to reflect compensation expense for the sale of subordinated Partnership units and interests in the Partnership’s General Partner to certain directors and officers of the registrant from 2002 through 2004.

Due to the complexity and time necessary to complete the audits for fiscal year 2004 and for first and second quarter 2005, together with the additional work and items related to the restatements of the prior period financial statements and related filings with the Securities and Exchange Commission (the “Prior Period Reports”), the registrant was not able to complete its financial statements for the second quarter of 2005 and meet the filing deadline of August 15, 2005 for the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the “10-Q”) without unreasonable effort and expense.

The registrant is devoting substantial resources and working with its outside auditors to complete the restatement of the prior period financial statements and to file the Prior Period Reports, the 10-Q and its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as soon as reasonably practicable.  The registrant is also endeavoring to complete all of the above referenced actions as soon as possible.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ted Smith	303	925-9257
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MarkWest Hydrocarbon, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2005	By	/s/ James G. Ivey

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).